Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of our reports dated November 4, 2009 on the consolidated financial statements of Corus Entertainment Inc. as at August 31, 2009 and 2008 and for each of the years in the three-year period ended August 31, 2009, and the effectiveness of internal controls over financial reporting of Corus Entertainment Inc. as at August 31, 2009.

Toronto, Canada.	/s/Ernst & Young LLP
November 4, 2009.	Chartered Accountants Licensed Public Accountants